EXHIBIT 14.2

POLICY STATEMENT OF DOMINION MINERALS CORP.
PROTECTION OF MATERIAL, NONPUBLIC AND OTHER
CONFIDENTIAL INFORMATION AND PREVENTION OF
INSIDER TRADING AND TIPPING

This Policy Statement applies to all directors and employees of Dominion Minerals Corp. (the “Company”) and its subsidiaries.  The term “Employees”, as used in this Policy Statement, include not only regular full-time, part-tine and temporary employees of the Company, but also contract or leased employees whose legal employer is not the Company and, in some cases, independent contractors who work closely with the Company and may have access to inside or confidential information.

The purpose of this Policy Statement is to reaffirm, in a comprehensive statement, the Company’s long-standing policies with regard to the protection of material, nonpublic, and other confidential information, the stringent ethical and legal prohibitions against insider trading and tipping, and the expected standards of conduct of employees of the Company in these highly sensitive areas.  Failure to adhere strictly to these policies could both damage the Company’s reputation and otherwise result in serious adverse consequences to the Company and the employees involved.

The Company has ethical and legal responsibilities to maintain the confidence of its shareholders and the public markets generally and to protect as valuable assets confidential and proprietary information developed by or entrusted to it.  In addition, violations of the laws against insider trading and tipping by Company employees can expose such employees and the Company to severe civil and criminal liability including imprisonment.

Although the Company respects the right of each of its employees to engage in investment activities and encourages employees to become and remain shareholders of the Company, it is important that such practices avoid any appearance of impropriety, as well as remain in full compliance with the law.  Accordingly, employees must exercise good judgment when engaging in securities transactions and when relating to other information obtained as a result of their employment with the Company.

To assist in the implementation of this Policy Statement and to deal with other related matters, the Company has named a Corporate Communications Specialist.  The Corporate Communications Specialist is also responsible for communications by the Company with the public.  The present Corporate Communications Specialist is

Diego Roca
Executive Vice President and Chief Financial Officer

If an employee has any question regarding this Policy Statement, including the need to maintain confidentiality and whether it is permissible to buy or sell the stock or other securities of the Company, the Corporate Communications Specialist should be contacted directly.  The Corporate Communications Specialist also must be informed of instances that a violation or possible violation of this Policy Statement is discovered.  In appropriate circumstances, an employee may first contact his or her supervisor.  If an employee has any doubt whether a particular situation requires refraining from making an investment, buying or selling securities of the Company, or sharing information with others, such doubt should be resolved against taking such action.

Statement of Policy

It is the policy of the Company that no director or employee of the Company should engage in transactions in any securities, whether of the Company or of any public companies, while in possession of material. nonpublic information, nor shall any employee communicate such information to any person who might use such information to purchase or sell securities, so-called “tipping.”

For purposes of this Policy Statement, “securities” includes options or derivative instruments with respect to such securities and other securities that are immediately convertible or exchangeable into such securities.

The question of whether information is “rnaterial” is not always easily resolved.  Generally speaking information is deemed “material” where there is a substantial likelihood that a reasonable investor could consider the information important in deciding whether to buy or sell the securities in question, or where the information, if disclosed, could be viewed by a reasonable investor as having significantly altered the “total mix” of information available.  Where the nonpublic information relates to a possible or contingent event, materiality depends upon a balancing of both the probability that the event will occur and the anticipated magnitude of the event in light of the totality of a company’s activities.  Common, but by no means exclusive, examples of “material” information include information concerning a company’s sales, earnings, dividends, significant acquisitions, mergers, tender offers, and major litigation.  Because materiality determinations are often challenged with the benefit of hindsight, if an employee has any doubt whether certain information is “material,” such doubt should be resolved in favor of not trading or communicating such information,

Information is “nonpublic” until it has been made available to investors generally.  In this respect, one must be able to point to some fact or event to show that the information is generally public such as widespread public disclosure through a press release distributed through major news services or inclusion in widely circulated publications.  Although it may be sufficient if the information is included in reports fled with the Securities and Exchange Commission, this by itself may not be sufficient.  In general, information may be presumed to have been made available to investors after two business days have gone by since the formal release of such information.

Accordingly, in the handling of information obtained as a result of employment with the Company, employees:

•
Must not disclose material, nonpublic, or other confidential information to anyone, inside or outside of the Company (including family members), except on a strict need-to-know basis to Company management and under circumstances that make it reasonable to believe that the information will not be misused or improperly disclosed by the recipient.

•
Must refrain from recommending Or suggesting that any person engage in transactions in the securities, whether of the Company or any public companies, while in possession of material, nonpublic information about those securities.

•	Must abstain from engaging in any transactions in securities, whether of the Company or any public companies, while in possession of material, nonpublic information regarding those securities.

An employee’s actions with respect to matters governed by this Policy Statement are significant indications of the individual’s judgment, ethics, and competence.  Accordingly, insensitivity to or disregard of the principles of this Policy Statement may constitute an important element in the evaluation of an employee for retention, assignment, and promotion. Any actions in violation of this Policy Statement may be grounds for appropriate disciplinary action and in addition could expose such employee and the Company to significant civil and criminal liability.

Responsibility and Authority

Employees should recognize that certain additional restrictions may be required with respect to those employees whose responsibilities or functions require or involve routine access to confidential and material, nonpublic information, or who are asked to work on sensitive projects or transactions In addition, managerial employees are responsible for taking appropriate steps, including communication and explanation of the contents of this Policy Statement, to assure that the employees whom they supervise understand and comply with the foregoing policies.

I ACKNOWLEDGE THAT I HAVE RECEIVED A COMPLETE COPY OF THE FOREGOING POLICY STATEMENT FOR MY OWN USE AND RETENTION, AND I AGREE TO COMPLY WITH THE POLICY STATEMENT IN ALL RESPECTS.

Date:

Name and Title